# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARCUTIS BIOTHERAPEUTICS, INC., CIK 0001787306
CUSIP: 03969K108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3027 TOWNSGATE ROAD, SUITE 300, WESTLAKE VILLAGE, California (CA), 91361
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001193125-20-028142
Filed by CIK 0001655827
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences VIII, L.P. (CIK 0001655827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,785,284; sole dispositive power 0; shared dispositive power 8,785,284; aggregate amount beneficially owned 8,785,284 (7.3% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHM LIFE SCIENCES VIII, L.P. (CIK 0001698755): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,785,284; sole dispositive power 0; shared dispositive power 8,785,284; aggregate amount beneficially owned 8,785,284 (7.4% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHM LIFE SCIENCES VIII, L.L.C. (CIK 0001698823): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,785,291; sole dispositive power 0; shared dispositive power 8,785,291; aggregate amount beneficially owned 8,785,291 (7.4% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 27,448; sole dispositive power 0; shared dispositive power 27,448; aggregate amount beneficially owned 27,448 (0% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,448; sole dispositive power 0; shared dispositive power 27,448; aggregate amount beneficially owned 27,448 (0% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,448; sole dispositive power 0; shared dispositive power 27,448; aggregate amount beneficially owned 27,448 (0% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 664,973; sole dispositive power 0; shared dispositive power 664,973; aggregate amount beneficially owned 664,973 (0.6% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 664,973; sole dispositive power 0; shared dispositive power 664,973; aggregate amount beneficially owned 664,973 (0.6% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 664,973; sole dispositive power 0; shared dispositive power 664,973; aggregate amount beneficially owned 664,973 (0.6% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences Public Overage Fund, L.P. (CIK 0001913804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 196,170; sole dispositive power 0; shared dispositive power 196,170; aggregate amount beneficially owned 196,170 (0.2% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP Overage, L.P. (CIK 0001963247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 196,170; sole dispositive power 0; shared dispositive power 196,170; aggregate amount beneficially owned 196,170 (0.2% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP Overage, L.L.C. (CIK 0001963248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 196,170; sole dispositive power 0; shared dispositive power 196,170; aggregate amount beneficially owned 196,170 (0.2% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 73,087; sole dispositive power 0; shared dispositive power 73,087; aggregate amount beneficially owned 73,087 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 73,087; sole dispositive power 0; shared dispositive power 73,087; aggregate amount beneficially owned 73,087 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 73,087; sole dispositive power 0; shared dispositive power 73,087; aggregate amount beneficially owned 73,087 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 127,549; sole dispositive power 0; shared dispositive power 127,549; aggregate amount beneficially owned 127,549 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 127,549; sole dispositive power 0; shared dispositive power 127,549; aggregate amount beneficially owned 127,549 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 127,549; sole dispositive power 0; shared dispositive power 127,549; aggregate amount beneficially owned 127,549 (0.1% of the class)
  Comment: The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 30,647; shared voting power 8,812,739; sole dispositive power 30,647; shared dispositive power 8,812,739; aggregate amount beneficially owned 8,843,386 (7.4% of the class)
  Comment: The Aggregate Amount represents (i) 19,381 shares of Common Stock held directly by Topper Family Revocable Trust, (ii) 11,266 shares of Common Stock held by Topper Group II, LLC, (iii) 8,785,284 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (iv) 7 shares of Common Stock held directly by FHM Life Sciences VIII, L.L.C., and (v) 27,448 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The Percent of Class is calculated based on 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 130,973; shared voting power 8,812,739; sole dispositive power 130,973; shared dispositive power 8,812,739; aggregate amount beneficially owned 8,943,712 (7.5% of the class)
  Comment: The Aggregate Amount represents (i) 18,826 shares of Common Stock held directly by the Reporting Person, (ii) 88,459 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (ii) 23,688 shares of Common Stock held by The Heron Living Trust 11/30/2004, (iii) 8,785,284 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (iv) 7 shares of Common Stock held directly by FHM Life Sciences VIII, L.L.C., and (v) 27,448 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The Percent of Class is calculated based on (i) 119,905,078 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025 and (ii) 88,459 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ARCUTIS BIOTHERAPEUTICS, INC.
Address of issuer's principal executive offices: 3027 TOWNSGATE ROAD, SUITE 300, WESTLAKE VILLAGE, California (CA), 91361
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D amends the statement on Schedule 13D filed on February 7, 2020 (the "Original Schedule 13D") as amended on October 6, 2020, February 9, 2021, May 12, 2021, August 9, 2022, October 26, 2023 and March 6, 2024 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 7, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 7, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences VIII, L.P. ("FLS VIII")
FHM Life Sciences VIII, L.P.
FHM Life Sciences VIII, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences IX, L.P. ("FLS IX")
FHMLS IX, L.P.
FHMLS IX, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Present principal occupation or employment:
FLSPF, FLSPOF, FLS VIII, FLS IX, FLS X, FLS XI, and FLS XII are venture capital funds concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The sole business of FHMLSP Overage, L.P. is to serve as general partner of FLSPOF. The sole business of FHMLSP Overage, L.L.C. is to serve as general partner of FHMLSP Overage, L.P. The sole business of FHM Life Sciences VIII, L.P. is to serve as general partner of FLS VIII. The sole business of FHM Life Sciences VIII, L.L.C. is to serve as general partner of FHM Life Sciences VIII, L.P. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P. The sole business of FHMLS XII, L.P. is to serve as general partner of FLS XII. The sole business of FHMLS XII, L.L.C. is to serve as general partner of FHMLS XII, L.P.

The principal business of the Members is to manage FLS VIII, FHM Life Sciences VIII, L.P., FHM Life Sciences VIII, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C., FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLS X, FHMLS XI, L.P., FHMLS XI, L.L.C., FLS XII, FHMLS XII, L.P., FHMLS XII, L.L.C. and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13D is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate the following at the end thereof:

The working capital of FLS VIII, FHM Life Sciences VIII, L.L.C., FLS X, FLSPF, FLSPOF, FLS XI and FLS XII was the source of the funds for their respective purchases. No part of the purchase price for such purchases was represented by funds or other consideration borrowed or otherwise obtained for the purpose of such acquisitions.

## Item 4. Purpose of Transaction
Purpose of transaction:
FLS VIII, FHM Life Sciences VIII, L.L.C, FLS X, FLSPF, FLSPOF, FLS XI and FLS XII each acquired the FLS VIII Shares (as defined below), the FHM Life Sciences VIII, L.L.C. Shares (as defined below), the FLS X Shares (as defined below), the FLSPF Shares (as defined below), the FLSPOF Shares (as defined below), the FLS XI Shares (as defined below) and the FLS XII Shares (as defined below), as the case me be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS VIII, FHM Life Sciences VIII, L.L.C, FLS X, FLSPF, FLSPOF, FLS XI and FLS XII and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLS VIII directly holds 8,785,284 shares of the Issuer's Common Stock (the "FLS VIII Shares"). FHM Life Sciences VIII, L.P. is the general partner of FLS VIII and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. Heron and Topper are the members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the FLS VIII Shares.

FHM Life Sciences VIII, L.L.C. directly holds 7 shares of the Issuer's Common Stock (the "FHM Life Sciences VIII, L.L.C. Shares"). Heron and Topper are the members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the FHM Life Sciences VIII, L.L.C. Shares.

FLS X directly holds 27,448 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X,L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLSPF directly holds 664,973 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLSPOF directly holds 196,170 shares of this Issuer's Common Stock (the "FLSPOF Shares"). FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF.

FLS XI directly holds 73,087 shares of this Issuer's Common Stock (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 127,549 shares of the Issuer's Common Stock (the "FLS XII Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.

FLS XI directly holds the FLS XI Shares. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds the FLS XII Shares. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS VIII Shares, the FHM Life Sciences VIII, L.L.C. Shares, the FLSPF Shares, the FLSPOF Shares, the FLS X Shares, the FLS XI Shares, the FLS XII Shares, the Heron Shares or the Topper Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences VIII, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHM Life Sciences VIII, L.L.C., GP of FHM Life Sciences VIII, L.P., GP of Frazier Life Sciences VIII, L.P. (08/20/2025)
- FHM LIFE SCIENCES VIII, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHM Life Sciences VIII, L.L.C., GP of FHM Life Sciences VIII, L.P. (08/20/2025)
- FHM LIFE SCIENCES VIII, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHM Life Sciences VIII, L.L.C. (08/20/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/20/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/20/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/20/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/20/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/20/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/20/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/20/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (08/20/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (08/20/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C. (08/20/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/20/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/20/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (08/20/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)